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                               July 28, 2023

       Patrick Decker
       Chief Executive Officer
       Xylem Inc.
       301 Water Street SE
       Washington, DC 20003

                                                        Re: Xylem Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 3, 2023
                                                            File No. 001-35229

       Dear Patrick Decker:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 3, 2023

       Pay versus Performance, page 65

   1. We note that you have included Revenue as your Company-Selected Measure pursuant to
                                                        Regulation S-K Item
402(v)(2)(vi). Please include your Company-Selected Measure in the
                                                        Tabular List provided
pursuant to Regulation S-K Item 402(v)(6).
   2. Refer to the reconciliation tables in the footnotes to your pay versus performance table. It is unclear what amounts
are reflected in the rows titled "Plus (less), year over year change in fair value of equity
awards granted in prior years that vested in the year." Specifically, equity awards granted
in prior years that vest during the relevant year should be valued as the difference between
the fair value as of the end of the prior fiscal year and the vesting date, not the "year
over year" change in value. Please ensure that your table headings reflect accurately the
amounts used to calculate compensation actually paid. Refer to Item
                                                        402(v)(2)(C)(iv) of
Regulation S-K.
 Patrick Decker
FirstName
Xylem Inc.LastNamePatrick Decker
Comapany
July       NameXylem Inc.
     28, 2023
July 28,
Page  2 2023 Page 2
FirstName LastName
       Please contact Jane Park at 202-551-7439 or Amanda Ravitz at 202-551-3412 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Disclosure Review
Program